VIEW SYSTEMS, INC.

1550 Caton Center Drive

Suite E

Baltimore, MD 21227

November 20, 2009

Jay Knight

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

View Systems, Inc.

Form 10-K for the year ended December 31, 2008

Filed March 31, 2009, as amended June 29, 2009

File No.000-30178

Dear Mr. Knight:

Thank you for your comment letter dated October 14, 2009.  The following is View Systems, Inc.’s (the “Company” or “we”) response to your comment.

General:

1.

We note your response to our comment three in our letter dated September 21, 2009. We also note that in mid- March 2009, you became aware that the 250,000 shares issued to your audit firm, Davis, Sita & Company, did not fully satisfy your balance due to them for the 2007 audit services performed. Since the balance due was unpaid, it appears to us that the audit firm’s independence has been impaired. Please request another PCAOB registered public accounting firm to re- audit your 2008 financial statements. Refer to question 52 of PCAOB ET Section 191, Ethics Rulings on Independence, Integrity, and Objectivity.

Response:

We intend to have a new principal accountant re-audit our financial statements for the year ended December 31, 2008.  We will file an amended Form 10-K for the year ended December 31, 2008 to include our re-audited financial statements.

2.

We note your response to comment 10 in our letter dated September 21, 2009, which relates to the statement that you “expect these subcontracting jobs will provide us with a substantial revenue stream for a significant number of years.” We note your response states that it is your understanding that Verizon has expended its budget for calendar year 2009 in this area. We also note that you have only been earning a “small income from this business,” and that your ability to project future revenues is dependent on whether you start to get a “larger portion of the Mastec business.” Since your response discloses significant uncertainty regarding the future revenue stream resulting from these subcontracting jobs, in future filings please consider deleting this statement, or provide additional disclosure regarding the uncertainty of this expectation.

Response:

We have considered the Staff’s comment. We should have greater certainty of our Mastec prospects in the fourth quarter of 2009 or the first quarter of 2010 and will make appropriate adjustments in relevant reports.

3.

We note that on page five of your proposed 10-Q amendment you state, “The remainder of Item 2 is omitted.” Please note that Rule 12b-15 requires that amendments filed pursuant to this section must set forth the complete text of each item as amended. Therefore, when you file your amended 10-Q, please ensure that all items which have been amended set forth the complete text of each item.

Response:

We have corrected this error in an amended filing.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s Gunther Than

Gunther Than

Chief Executive Officer